Exhibit 99.1

October 18, 2023

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub:  Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The Board of Directors of the Company, at its meeting held over October 17-18, 2023, considered and approved a scheme of amalgamation (“Scheme”) pursuant to Sections 230 to 232 and other relevant provisions of the Companies Act, 2013, providing for the merger of the following wholly-owned subsidiaries with and into Wipro Limited (“Transferee Company”):

1)	Wipro HR Services India Private Limited

2)	Wipro Overseas IT Services Private Limited

3)	Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited)

4)	Wipro Trademarks Holding Limited

5)	Wipro VLSI Design Services India Private Limited (collectively “Transferor Company”)

The Scheme is subject to necessary statutory and regulatory approvals under applicable laws, including approval of the National Company Law Tribunal. Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find enclosed the disclosure in this regard.

The Board Meeting commenced on October 17, 2023 at 4 PM, and finally concluded on October 18, 2023 at 3:40 PM.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above

Annexure-A

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1.	Name of the entity(ies) forming part of the amalgamation/merger, details in brief such as, size, turnover etc.;	Refer details provided in Annexure-1.

2.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at arm’s length;	The Transferor Companies are wholly-owned subsidiaries of the Transferee Company.

• Wipro Limited is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs.

•  Wipro HR Services India Private Limited provides services in the areas of human resources management, compensation, employee benefits, software development, research and training facilities, and information technology enabled products and services.

•  Wipro Overseas IT Services Private Limited is in the business of computer software development, web content management solution and to develop and implement application software, web-based application, onsite consulting and offshore software development services.

3.	Area of business of the entity(ies);	• Wipro Technology Product Services Private Limited is engaged to develop software products for commercial purposes and license them, provide training and consultancy with respect to the foregoing.

•  Wipro Trademarks Holding Limited provides services relating to registration, acquisition and licensing of Trademarks, Brand name, Designs, Patents, Copyrights and any other intellectual property rights.

• Wipro VLSI Design Services India Private Limited is engaged in the business of manufacturing, developing all kinds of software including web and mobile phone software.

1. To consolidate business operations.

4.	Rationale for amalgamation/ merger;	2. To enable synergies of operations, reduction in overheads including administrative, managerial and other expenditure.

3. To ensure optimised legal entity structure.

4. To significantly reduce multiplicity of legal and regulatory compliances.

5.	In case of cash consideration — amount or otherwise share exchange ratio;	Since the Transferor Companies are wholly owned subsidiaries of the Transferee Company, no shares of the Transferee Company shall be allotted under the scheme of amalgamation in lieu or exchange of the shares of the Transferor Company.

6.	Brief details of change in shareholding pattern (if any) of listed entity.	Since there is no issue of shares, there will be no change in the shareholding pattern of the Transferee Company pursuant to the scheme of amalgamation.

Annexure-1

Name of entity	Issued and paid-up share capital as on March 31, 2023 (In INR)	Revenue as on March 31, 2023 (In INR Millions)
Transferee Company

Wipro Limited	₹ 10,975,835,482 consisting of 5,487,917,741 equity shares of ₹ 2 each	677,534

Transferor Company
Wipro HR Services India Private Limited	₹ 70,100,000 consisting of 7,010,000 equity shares of ₹ 10 each	12,225.27

Wipro Overseas IT Services Private Limited	₹ 1,000,000 consisting of 100,000 equity shares of ₹ 10 each	NIL

Wipro Technology Product Services Private Limited	₹ 2,288,690 consisting of 228,869 equity shares of ₹ 10 each	852.92

Wipro Trademarks Holding Limited	₹ 932,500 consisting of 93,250 equity shares of ₹ 10 each	2.88

Wipro VLSI Design Services India Private Limited	₹ 857,380 consisting of 85,738 equity shares of ₹ 10 each	2,177.65